Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     The following press release was issued by Hanmi Financial Corporation on April 13, 2004:

HANMI FINANCIAL CORP. RECEIVES FEDERAL RESERVE APPROVAL
TO ACQUIRE PACIFIC UNION BANK

LOS ANGELES — April 13, 2004 — Hanmi Financial Corporation (Nasdaq: HAFC), the holding company for Hanmi Bank, announced that the Board of Governors of the Federal Reserve System has approved its plan to acquire Pacific Union Bank (Nasdaq: PUBB).

The Federal Reserve’s action follows approval by the California Department of Financial Institutions and removes the last regulatory hurdle to the acquisition. At separate special meetings of stockholders on April 7, 2004, stockholders of both Hanmi Financial Corp. and Pacific Union Bank voted to approve the transaction, which is expected to close by the end of the month.

Jae Whan Yoo, president and chief executive officer of Hanmi Financial Corp., noted that following completion of the acquisition, Hanmi, with assets of approximately $3 billion, will be the largest Korean-American community bank in the United States.

“We are pleased that the merger process is nearing completion,” said Mr. Yoo, “only four months after our December 22 announcement of a definitive agreement to combine the two banks. We are fortunate to be located in one of the most vibrant markets in the country, and the merger — with its economies of scale and pooling of resources — will enable us to even better serve our customers and the community as a whole.”

About Hanmi Financial Corporation:

Headquartered in Los Angeles, Hanmi Bank, a wholly owned subsidiary of Hanmi Financial Corporation, provides services to the multi-ethnic communities of California, with 15 full-service offices in Los Angeles, Orange, Santa Clara and San Diego counties. Hanmi Bank specializes in commercial, SBA, trade finance and consumer lending, and is a recognized community leader. Hanmi Bank’s mission is to provide varied quality products and premier services to its customers and to maximize shareholder value.

Forward-Looking Statements:

Statements contained in this release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial Corp., Hanmi Bank and Pacific Union Bank, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Hanmi Bank and Pacific Union Bank may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; and (5) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Hanmi Financial Corp. and Pacific Union with the Securities and Exchange Commission or FDIC, as the case may be, from time to time. None of Hanmi Financial Corp., Hanmi Bank or Pacific Union Bank undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger of Hanmi Bank and Pacific Union Bank and issuance of shares of common stock by Hanmi Financial Corp. in the merger and the financing transactions related to the merger. In connection with the proposed transactions, Hanmi Financial Corp. filed a registration statement on Form S-4 with the SEC on February 9, 2004, which was subsequently amended on February 24, 2004, and further amended on March 5, 2004 containing the definitive joint proxy statement/prospectus for the stockholders of Hanmi Financial Corp. and Pacific Union Bank. A merger proxy statement was filed with the FDIC by Pacific Union Bank on February 9, 2004. STOCKHOLDERS OF HANMI FINANCIAL CORP. AND STOCKHOLDERS OF PACIFIC UNION BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Hanmi Financial or Pacific Union Bank with the SEC and the FDIC, are (or will be) available free of charge at the SEC’s website, www.sec.gov, from the FDIC’s Public Reference Section at the FDIC, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, from Hanmi Financial Corporation, 3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010, Attention: Stephanie Yoon, or from Pacific Union Bank, 3530 Wilshire Boulevard, Suite 1800, Los Angeles, California 90010, Attention: Diane Kim.

Contact:
Stephanie Yoon	Philip Bourdillon / Gene Heller
Investor Relations	Silverman Heller Associates
213-427-5631	310-208-2550